Iain J Mackay

Group Finance Director

BY EDGAR

15 September 2015

Ms. Cecilia Blye

Chief

Office of Global Security Risk

Securities and Exchange Commission

100 F Street, NE

Washington DC 20549

Re:     HSBC Holdings plc

Form 20-F for Fiscal Year Ended December 31, 2014 (the ‘2014 Form 20-F’)

Filed February 26, 2015

File No. 001-14930

Dear Ms. Blye:

Thank you for your letter dated 1 July 2015. We have repeated below the comments in your letter, followed by our responses.

Unless the context requires otherwise, ‘HSBC Holdings’ means HSBC Holdings plc and ‘HSBC’, the ‘Group’, ‘we’ and ‘our’ refer to HSBC Holdings together with its subsidiaries.

1.	You stated in your letter to us dated March 15, 2013, that you would evaluate whether to engage in Sudan-related activity on a case-by-case basis, and that you maintained certain frozen accounts related to Syria. Sudan and Syria are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your 20-F does not include disclosure about contacts with those countries. Please provide us with information regarding your contacts with Sudan and Syria since the referenced letter. You should describe any services, fees, goods or technology you have provided into Sudan and Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of Sudan and Syria or entities they control.

HSBC conducts banking and other financial services activities through a significant number of operating subsidiaries incorporated in a variety of legal jurisdictions.

As described in the 2014 Form 20-F, HSBC places a high priority on meeting all of its obligations, including those related to anti-money laundering (‘AML’) and sanctions compliance. HSBC policy requires that all Group companies must adhere to the letter and spirit of all applicable laws and regulations, and we have policies, procedures and training intended to ensure that our employees know and understand our criteria for deciding when a client relationship or business should be evaluated as higher risk.

HSBC has undertaken to implement single global standards shaped by the highest or most effective AML standards available in any location where the Group operates. Consistent with that commitment, in January 2014, the HSBC Holdings Board of Directors approved HSBC’s new, enhanced global AML and sanctions policies. In many cases, these policies impose requirements on Group entities well beyond the requirements of local laws and regulations. The policies are being implemented in phases through the development and application of procedures required to embed those policies in our day-to-day business operations globally.

HSBC’s activities relating to Sudan and Syria (herein collectively referred to as the ‘Named Countries’) are summarised in the following paragraphs.

Sudan

HSBC has no physical or licensed presence in Sudan. In light of our compliance policies set out above and Sudan’s risk profile, the extent to which activities related to Sudan take place is very limited:

•	We have identified 22 customer relationships with individuals not designated under US, EU and/or other applicable sanctions regulations who we believe are residents of Sudan. The accounts related to these customer relationships are frozen and have been identified for exit where permissible under local regulations and to the extent that the accountholder is contactable.

•	We have conducted certain permitted activity in relation to Sudan that is authorised under Office of Foreign Assets Control (‘OFAC’) licenses or regulations, primarily humanitarian-related activity.

Syria

In March 2012, in response to increasing international sanctions against Syria, HSBC introduced a policy prohibiting new, and requiring the termination of existing, business related to Syria.  Prior to the introduction of those heightened restrictions, HSBC treated Syria as high-risk and its policy was to ensure all relevant transactions complied with applicable OFAC sanctions.

HSBC has no physical or licensed presence in Syria.

HSBC has limited business activity related to Syria and holds accounts for Syrian-resident individuals and entities:

•	We have identified 16 customer relationships with Syrian individuals and entities designated under US, EU and/or other applicable sanctions regulations. The accounts related to these customer relationships are frozen as required under local regulations or under our global sanctions policy.

•	We have identified 102 customer relationships with non-designated individuals who we believe are residents of Syria. The accounts related to these customer relationships are frozen and have been identified for exit where permissible under local regulations and to the extent that the accountholder is contactable.

•	HSBC has conducted certain permitted activity in relation to Syria that is authorised under OFAC licenses and regulations, primarily humanitarian-related activity.

In the current environment and in light of our compliance policies set out above, HSBC does not anticipate engaging in any new activities involving Sudan or Syria, irrespective of their legitimacy under applicable laws and regulations.

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2.	Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether the contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan and Syria since the period covered by the referenced letter. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

We set out in the Appendix the financial details relating to revenues, assets, liabilities and contingent liabilities and contractual commitments in respect of HSBC’s business activities related to the Named Countries for the years ended 31 December 2010, 2011 and 2012 and the nine months ended 30 September 2013 and 2014 (the “Financial Information”). These amounts, both individually and in aggregate, are not considered material in terms of the overall financial position or performance of HSBC. Further, as the Financial Information shows, there have been:

•	decreases in total revenue from the Named Countries in the years ended 31 December 2011 and 2012 and the nine months ended 30 September 2014 compared to the year ended 31 December 2010;

•	consecutive decreases in total assets attributable to the Named Countries as at each of the period-end dates set forth in the Financial Information compared to 31 December 2010;

•	consecutive decreases in total liabilities attributable to the Named Countries as at each of the period-end dates set forth in the Financial Information compared to 31 December 2010; and

•	consecutive decreases in total contingent liabilities and contractual commitments attributable to the Named Countries as at 31 December 2012 and 30 September 2013 and 2014 compared to 31 December 2011.

Notwithstanding the immaterial nature of the activities with Named Countries in the context of HSBC’s business, we have disclosed the following on page 110n of the 2014 Form 20-F:

As part of our continuing evaluation of AML and sanctions risk, we also monitor activities relating to the countries subject to US economic sanctions programmes administered by OFAC, as well as those subject to United Nations, UK and EU sanctions. HSBC Group Policy requires all Group companies to comply to the extent applicable with US law and regulation, including the country, territory and individual economic sanctions (‘US Sanctions’). This means that not only must US subsidiaries and US nationals comply with US Sanctions, but that HSBC subsidiaries outside the US which are not US persons must not participate in transactions within US jurisdictions (including most US dollar transactions) that would contravene the US Sanctions. We do not consider that our business activities with counterparties with whom transactions are restricted or prohibited under US Sanctions are material to our business, and such activities represented a very small part of the Group’s total assets at 31 December 2014 and total revenues for the year ended 31 December 2014.

Given the policies described above and the immaterial extent of HSBC activity linked to the Named Countries, HSBC Holdings would not expect its ordinary shares to be captured by divestment or similar initiatives of the type raised by the Staff. Even if some of the public bodies referred to in your comment determined that their policies did prohibit investment in securities issued by the Group, such a decision would not, in our view, be likely to have a material effect on trading in HSBC Holdings’ shares.

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In connection with the responses provided above, HSBC Holdings hereby acknowledges that:

•	HSBC Holdings is responsible for the adequacy and accuracy of the disclosure in this filing;

•	SEC Staff comments or changes to disclosure in response to SEC Staff comments do not foreclose the Securities and Exchange Commission (the ‘Commission’) from taking any action with respect to this filing; and

•	HSBC Holdings may not assert SEC Staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours sincerely,

/s/ I. J. Mackay

Name: I. J. Mackay

Title:  Group Finance Director

cc:

Ms. Suzanne Hayes, Securities and Exchange Commission

Mr. Pradip Bhaumik, Securities and Exchange Commission

Mr. Russell Picot, HSBC Holdings plc

Ms. Christy Clark, HSBC Holdings plc

Mr. David I. Gottlieb, Cleary Gottlieb Steen & Hamilton LLP

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Appendix

Based on residence of counterparty - Consistent with the reporting basis used in the response letter, dated 15 March 2013, to the Staff's comments.
		(A)			(A)			(A)			(A), (B)			(A), (B)
		2010			2011			2012			2013			2014
Revenue	Named Countries 12 months (US$m)	HSBC Group 12 months (US$m)	Named Countries as % of HSBC Group	Named Countries 12 months (US$m)	HSBC Group 12 months (US$m)	Named Countries as % of HSBC Group	Named Countries 12 months (US$m)	HSBC Group 12 months (US$m)	Named Countries as % of HSBC Group	Named Countries 9 months (US$m)	HSBC Group 9 months (US$m)	Named Countries as % of HSBC Group	Named Countries 9 months (US$m)	HSBC Group 9 months (US$m)	Named Countries as % of HSBC Group
Sudan	2.0			2.1			1.4			4.3			0.5
Syria	6.3			6.1			4.2			11.4			1.7
Total	8.3	80,014	0.010%	8.1	83,461	0.010%	5.6	82,545	0.007%	15.8	59,717	0.026%	2.2	57,264	0.004%

Assets
Sudan	35.0			30.0			23.0			13.7			8.3
Syria	62.7			56.0			49.8			42.2			29.1
Total	97.7	2,454,689	0.004%	86.0	2,555,579	0.003%	72.8	2,692,538	0.003%	55.9	2,723,362	0.002%	37.4	2,728,645	0.001%

Liabilities
Sudan	105.0			124.6			93.0			70.1			20.1
Syria	1,490.0			971.2			359.5			307.1			166.6
Total	1,595.0	2,299,774	0.069%	1,095.8	2,389,486	0.046%	452.5	2,509,409	0.018%	377.3	2,535,668	0.015%	186.7	2,526,480	0.007%

Contingent liabilities & contractual commitments
Sudan	16.2			21.1			8.8			2.8			0.6
Syria	3.8			3.1			8.0			4.1			1.8
Total	20.0	673,836	0.003%	24.2	730,835	0.003%	16.8	660,042	0.003%	6.9	672,339	0.001%	2.4	741,590	0.000%

(A)	Revenue amounts have been translated to US dollar (HSBC’s presentation currency) equivalents at the average rates of exchange for the relevant reporting period; and balance-sheet amounts have been translated at the rates of exchange at the relevant period-end date.

(B)	Following a continuing pattern of immaterial balances, data was collected as at 30 September for the years 2013 and 2014 (assets, liabilities and commitments as at, and revenue for the nine months ended, 30 September) to facilitate qualitative financial reporting disclosure and was not updated as at 31 December 2013 and 2014, respectively.

HSBC Holdings plc

Level 42, 8 Canada Square, London E14 5HQ

Tel: 020-7991 8888 Fax: 020-7992 4872

Web: www.hsbc.com

Registered in England number 617987. Registered Office: 8 Canada Square, London E14 5HQ.

Incorporated in England with limited liability